

October 24, 2012

<u>Via Email</u>
Christopher E. Austin, Esq.
Cleary Gottlieb Steen & Hamilton, LLP
One Liberty Plaza
New York, NY 10006

> **Re:** **Ceradyne, Inc.**
> **Schedule TO-T filed by 3M Company and Cyborg Acquisition Corporation**
> **Filed October 15, 2012**
> **File No. 05-37271**

Dear Mr. Austin:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Exhibit (a)(1)(A)-Offer to Purchase

Prospective Financial Information, page 16

1. We refer to the non-GAAP financial measures provided to the bidders by Ceradyne, Inc., which are presented in this section. Please refer to Regulation G and provide the reconciliation called for by Rule 100(a).

2. We refer to disclosure in "Background of the Offer," in which you disclose that management of Ceradyne provided supplements to the June 28, 2012 projections on or around July 5, 2012. If the information is material to an understanding of the projections

provided, please revise to disclose such supplemental information.

Conditions of the Offer, page 41

3.   Please refer to the last paragraph in this section. When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

4.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offeror should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Litigation, page 47

5.   Please update your disclosure as of the most reasonable practicable date. Refer also to the Instruction to Item 1011(a)(5) of Regulation M-A and provide us with such supplemental materials.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions